1035 Park Avenue Suite 7B New York NY 10028 (646) 827-9362

Microsmart Devices, Inc.

January 6, 2009

Mr. Ryan C. Milne

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re: Microsmart Devices, Inc. Form 10-KSB for the Year Ended December 31, 2007 -- Commission File Number - 000-51658

Dear Mr. Milne:

By fax dated December 31, 2008, Microsmart Devices, Inc., a Nevada corporation (the "Company"), received a comment letter signed by you with respect to the above captioned filing.  After reviewing your letter and the provisions you cited therein, we agree with your analysis and are concurrently with the filing of this letter filing an abbreviated amendment on Form 10-K/A to our 10-KSB that we believe corrects the deficiencies referred to in your comment letter.

Either today or within the time frame permitted by your comment letter, the Company will also file abbreviated amendments to its quarterly reports making corresponding changes. As the amendments are in abbreviated form, we do not feel it necessary to supply you with blacklined copies showing the changes made from the original filings to the amendments being filed today, in the case of the Form 10-K/A, or later this week, in the case of one or more of the Forms 10-Q/A.

The Company hereby acknowledges with respect to all of the amendments being filed that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) the Company is aware that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the Company's filings or in response to such Division's comments on the Company's filings.

Very truly yours,

Microsmart Devices, Inc.

By: Gregory D. Morgan

      Gregory D. Morgan, President and Chief Executive Officer